Exhibit 99(a)
                       PRESS RELEASE



FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 18, 1998

CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT,
                              INVESTOR RELATIONS
                              (501) 688-8229


                TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - Friday, December 18, 1998 - TCBY
ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on January 8, 1999 to shareholders of record as of December 29, 1998.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works (registered) brands.